Filed by Take-Two Interactive Software, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Take-Two Interactive Software, Inc. Commission File No.: 001-34003 TAKE-TWO INTERACTIVE SOFTWARE, INC. TO COMBINE WITH ZYNGA, INC. JANUARY 2022 1

Cautionary Note: Forward-Looking Statements Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two’s and Zynga’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Take-Two’s or Zynga’s respective stockholder approval or the failure to satisfy other conditions to completion of the proposed combination, including receipt of regulatory approvals, on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination. Other important factors and information are contained in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional Information About the Proposed Acquisition and Where to Find It This communication relates to a proposed business combination of Take-Two and Zynga that will become the subject of a registration statement on Form S-4 to be filed by Take-Two with the U.S. Securities and Exchange Commission (the “SEC”), which will include a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, will provide full details of the proposed combination and the attendant benefits and risks. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Participants in the Solicitation Take-Two, Zynga and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about Take-Two’s directors and executive officers is available in Take-Two’s proxy statement dated July 27, 2021 for its 2021 Annual Meeting of Stockholders. Information about Zynga’s directors and executive officers is available in Zynga’s proxy statement dated April 5, 2021 for its 2021 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed combination when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. 2

END SPEAKER: STRAUSS ZELNICK CHAIRMAN AND CEO, TAKE-TWO 3

Take-Two and Zynga Combine to Enhance Positioning as a Global Leader in Interactive Entertainment Establishes Take-Two as one of the largest publicly traded interactive entertainment companies in the world with a leadership position in mobile 4

Diverse Portfolio of Industry-Leading Intellectual Property A leading developer, publisher and marketer of interactive entertainment, the strongest growth segment of the entertainment industry CONSOLE X X X PC X X X MOBILE X X X Top Eleven Two Dots Dragon City Monster Legends 5

Take-Two Overview Company Overview NET BOOKINGS ($ in millions) • Founded in 1993 and headquartered in NYC A leading developer, publisher and marketer of $3,553 • interactive entertainment $2,929 $2,990 • Culture of creativity, innovation and efficiency $1,904 $1,991 • Industry-leading talent, including approximately 7,200 employees (~5,600 developers) • Diverse portfolio of the highest-quality intellectual properties in the business FY 2017 FY 2018 FY 2019 FY 2020 FY 2021 • Investing in the Company’s development pipeline, Take-Two’s fiscal year-end is March 31 which is the strongest in its history MASSIVE PORTFOLIO OF INDUSTRY-LEADING INETELLECTUAL PROPERTIES TOP FRANCHISES (SERIES THAT HAVE SOLD 5+ MILLION UNITS) INCLUDE:

Product Portfolios are Highly Complementary Transaction will create an exciting and diverse portfolio of industry-leading titles that span key platforms and genres across interactive entertainment Experienced Studios with Industry-Leading Portfolio of Iconic Console/PC Gaming IP Development and Publishing Capabilities Portfolio of Iconic Mobile Gaming IP Track Record of Successfully Executing Mobile Gaming Development 7

Take-Two + Zynga Form a Leader in Interactive Entertainment Take-Two possesses some Zynga’s free-to-play of the most successful mobile development talent franchises in interactive & expertise can be entertainment leveraged across Take-Two’s blockbuster original Expertise in console/PC IPs can be applied to Zynga’s cross-play ambitions, Zynga’s leading publishing helping cross-sell users and analytics platform can across the combined drive synergies across the ecosystem combined mobile portfolio Take-Two’s extensive Zynga’s renowned player database can portfolio of diverse mobile enhance mobile initiatives titles significantly increase Take-Two’s sources of Recurrent Consumer Spending • Combined entity will feature an industry-defining portfolio of IP • Diversified Net Bookings base, with over half of the combined business coming from mobile in FY23 • Zynga’s highly skilled and proven management team, led by CEO Frank Gibeau and Zynga’s President of Publishing, Bernard Kim, will drive the strategic direction for Take-Two’s mobile efforts 8

Benefits of the Transaction Both groups of stockholders will benefit from the combined company’s greater scale, enhanced financial profile, and synergies created through the transaction 8% EXPECTED ANNUAL COST PRO-FORMA NET BOOKINGS OF SYNERGIES OF EXPECTED THREE-YEAR CAGR FOR $6.1 BILLION THE MOBILE GAME INDUSTRY $100 MILLION GLOBALLY FOR THE TRAILING TWELVE- WITHIN TWO YEARS AFTER CLOSING MONTH PERIOD ENDED 9/30/21 INTERACTIVE ENTERTAINMENT IS #1 THE $500+ 50+% ENTERTAINMENT VERTICAL OF COMBINED FY23 NET MILLION BOOKINGS EXPECTED TO COME FROM MOBILE IN ANNUAL NET BOOKINGS MOBILE GAMING MARKET OPPORTUNITIES OVER TIME $136 ESTIMATED BILLION AT IN GROSS BOOKINGS IN 2021 9 Source: Industry metrics per IDG Consulting.

Estimated $500+ million of Annual Net Bookings Opportunities Clear path to bring Take-Two’s console/PC games to mobile Enhancement of existing titles via LiveOps/crossover IP events Use Zynga’s scale and Chartboost ad platform to acquire new users more efficiently & optimize mobile ad inventory Cross-promote content to a broader & more diversified audience New geographies Cross-play integration Further focus on innovation and emerging business models 10

SPEAKER: FRANK GIBEAU CEO AND DIRECTOR, ZYNGA 11

Zynga Company Overview • Pioneer in social gaming and a leading mobile REPORTED BOOKINGS game publisher ($ in millions) • Highly creative and deeply experienced $2,270 management team • Approximately 2,200 of the industry’s top $1,564 creative talent in free-to-play mobile games $970 • Diverse portfolio of highly-engaging, top- $854 $755 grossing games • Approximately 183 million mobile MAU FY 2016 FY 2017 FY 2018 FY 2019 FY 2020 • Successful execution of M&A Zynga’s fiscal year-end is December 31 ESTABLISHED PORTFOLIO ON A GROWING PLATFORM CSR Racing Empires & Puzzles Merge Dragons! Harry Potter: Puzzles Golf Rival Hair Challenge & Spells 12 Toon Blast Toy Blast Words with Friends Zynga Poker Tangle Masters! High Heels!

Zynga's Publishing Platform

PLAYERS	DIVERSIFIED GAMES PORTFOLIO	GLOBAL STUDIOS
 183M Mobile MAUs	Top 5 Mobile Game Publisher in the World	Nearly 3,000 employees worldwide

zynga

TALENT, TOOLS & TECHNOLOGY

BUILD → SCALE → ENGAGE, RETAIN & MONETIZE →

BUILD
- Analytics & Publishing Tools
- Consumer Insights

SCALE
- Chartboost Demand Side Platform
- Zynga Identity Service

ENGAGE, RETAIN & MONETIZE
- Product Management
- Data Science
- Chartboost Supply Side Platform
- VIP & Partnership Teams

T2

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Zynga by the Numbers 4B 10B INSTALLS ACROSS AVERAGE ZYNGA’S MONTHLY AD GAMES TO DATE IMPRESSIONS 175+ 183mm COUNTRIES MOBILE MONTHLY AVERAGE USERS BOOKINGS ON TRACK TO SINCE 2016, MONTHLY DELIVER A ACTIVE USERS MORE 26% THAN CAGR SINCE 2015 TRIPLED 14

Transaction is Highly Attractive for Zynga Stockholders 64% stock premium as Zynga stockholders to own compared to Zynga’s closing approximately one-third of price on 1/7/22 combined company post-close What we can achieve together: • Operate at significantly larger scale in a fast-growing sector • Manage an unparalleled and diversified portfolio of content and capabilities • Deliver on multi-year growth strategy and long-term profitability goals • Achieve Net Bookings opportunities and cost synergies • Drive cutting-edge innovation as a leader in the next era of gaming • Continue to foster a positive working environment, with a common culture of growth and success 15

SPEAKER: LAINIE GOLDSTEIN CFO, TAKE-TWO 16

Terms of the Acquisition TERMS • Take-Two to acquire all outstanding shares of Zynga in a cash and stock transaction valued at $9.86 per Zynga share1 • Implied total enterprise value of approximately $12.7 billion • Zynga stockholders will receive $3.50 in cash and $6.361 in shares of Take-Two common stock for each share of Zynga common stock outstanding at the closing of the transaction • The purchase price represents a premium of 64% to Zynga’s closing share price on January 7th FINANCING • Take-Two has received committed financing of $2.7 billion • Company intends to fund cash component of transaction with cash from its balance sheet and proceeds from new debt issuance • Zynga’s leadership team, including Frank Gibeau, CEO and Bernard Kim, MANAGEMENT & President of Publishing will lead the combined company’s mobile studios BOARD • Take-Two agreed to expand its Board of Directors to 10 members upon closing of the transaction and will add two members from Zynga’s Board of Directors CLOSING/ • Expected to be completed in Take-Two’s 1QFY2023, ending 6/30/22 APPROVALS • Subject to the approval of both Take-Two and Zynga shareholders and the satisfaction of customary closing conditions • Terms of the agreement include a 45-day “go-shop” provision 17 1 Within a 7.5% symmetrical collar based on a Take-Two share price of $169.19 as the midpoint.

Pro Forma Financials and Expected Growth Rates NET BOOKINGS $6.2B $6.1B COMBINED COMPANY EXPECTED GROWTH CAGR* $2.6 $2.8 +14% FY21A – FY24E (excluding any Net Bookings $3.6 opportunities and any future $3.3 acquisitions) TTM 3/31/21 TTM 9/30/21 ADJUSTED UNRESTRICTED OPERATING CASH FLOW* $1.2B $0.3 $0.8B +13% $0.3 FY21A – FY24E (excluding any Net Bookings $0.9 opportunities and any future acquisitions; including cost $0.5 synergies) Adjusted Unrestricted TTM Operating 3/31/21 Cash Flow is defined as GAAP net cash from operating TTM 9/30/21 activities, adjusted for changes in restricted cash 18 Take-Two’s fiscal year 2021 refers to the twelve-month period ended 3/31/2021; Take-Two’s fiscal year 2024 refers to the twelve-month period ending 3/31/2024. Due to different fiscal year ends, appropriate modifications were made to calculate information based on Take-Two’s fiscal year end.

Illustrative Sources & Uses and Pro-Forma Net Debt

Take-Two will maintain its strong balance sheet, with significant flexibility and annual cash generation

Illustrative sources & uses as of 09/30/21

Sources	($B)
Take-Two cash and short-term investments	$2.3
Zynga cash and short-term investments[1]	1.0
New debt financing	2.7
Total sources	**$6.0**

Uses	($B)
Cash to Zynga shareholders[2]	$4.6
Estimated fees and expenses	0.2
Cash to balance sheet	1.2
Total uses	**$6.0**

Pro forma net debt bridge as of 09/30/21 ($B)



$2.7
($1.2)
$1.5
PF gross debt
Less: PF cash
PF net debt

Note: Preliminary, subject to change upon closing
[1] Pro forma for $316mm payment in October 2021 for upfront cash consideration for acquisition of StarLark;
[2] Assumes convert holders settle in merger consideration; for illustrative purposes assumes 6/30/22 closing date and $9.86 transaction price

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Transaction Unifies Two of the Leading Interactive Entertainment Businesses in the World Zynga is a market-leading, diversified mobile Take-Two possesses some of the most platform. Its leadership team has a proven track successful franchises in interactive record of execution and the ability to drive entertainment while bringing expertise in further scale through M&A, cross-platform console/PC that can be applied to cross- gameplay, increased advertising revenue promote content to users in Zynga’s through hyper-casual titles, blockchain ecosystem. integration, and direct payments. Combination Overview Combination to form one of the largest and most compelling portfolios of intellectual properties in the sector, while also benefiting from scale, diversification, synergies and new revenue opportunities. 20

APPENDIX 21

Non-GAAP Financial Measure and Operational Metric Adjusted Unrestricted Operating Cash Flow In addition to reporting financial results in accordance with U.S. generally accepted accounting principles (GAAP), the Company uses a Non-GAAP measure of financial performance: Adjusted Unrestricted Operating Cash Flow, which is defined as GAAP net cash from operating activities, adjusted for changes in restricted cash. The Company’s management believes it is important to consider Adjusted Unrestricted Operating Cash Flow, in addition to net cash from operating activities, as it provides more transparency into current business trends without regard to the timing of payments from restricted cash, which is primarily related to a dedicated account limited to the payment of certain internal royalty obligations. This Non-GAAP financial measure is not intended to be considered in isolation from, as a substitute for, or superior to, GAAP results. This Non-GAAP financial measure may be different from similarly titled measures used by other companies. In the future, Take-Two may also consider whether other items should also be excluded in calculating this Non-GAAP financial measure used by the Company. Management believes that the presentation of this Non-GAAP financial measure provides investors with additional useful information to measure Take-Two’s financial and operating performance. In particular, this measure facilitates comparison of our operating performance between periods and may help investors to understand better the operating results of Take-Two. Internally, management uses this Non-GAAP financial measure in assessing the Company’s operating results and in planning and forecasting. Net Bookings Net Bookings is defined as the net amount of products and services sold digitally or sold-in physically during the period, and includes licensing fees, merchandise, in-game advertising, strategy guides and publisher incentives. 22

Reconciliation of GAAP to Non-GAAP Measure RECONCILIATION OF GAAP TO NON GAAP MEASURE (in millions) TTM (for the period ending 3/31/21) Take-Two ZZynga Net cash from operating activities $ 912.3 $ 300.7 Net change in Restricted cash related to Operations 8.0 - Adjusted Unrestricted Operating Cash Flow $ 920.3 $ 300.7 Take-Two Zynga Restricted cash beginning of period (4/1/20) $ 635.7 $ 30.0 Less Restricted cash end of period (3/31/21) 637.4 136.0 Restricted cash related to acquisitions 9.6 (106.0) Net change in Restricted cash related to Operations $ 8.0 $ - TTM (for the period ending 9/30/21) Take-Two Zynga Net cash from operating activities $ 569.3 $ 301.8 Net change in Restricted cash related to Operations (102.2) - Adjusted Unrestricted Operating Cash Flow $ 467.0 $ 301.8 Take-Two Zynga Restricted cash be ginning of period (10/1/20) $ 739.7 $ 120.0 Less Restricted cash end of period (9/30/21) 857.8 161.2 Restricted cash related to acquisitions (15.9) (41.2) (2) Net change in Restricted cash related to Operations $ (102.2) $ -

THANK YOU 24